

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

Roberto Da Cunha Castello Branco
Chief Executive Officer
Petroleo Brasileiro S.A. - Petrobras
Avenida Republica do Chile, 65
20031-912 - Rio de Janeiro - RJ, Brazil

> **Re: Petroleo Brasileiro S.A. - Petrobras**
> **Registration Statement on Form F-3**
> **Filed May 9, 2019**
> **File No. 333-231302**

Dear Mr. Branco:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources